February 15, 2008

Submitted on EDGAR under "CORRESP"

Ms. Kathleen Krebs

Special Counsel

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Subject:	Louisiana-Pacific Corporation ("LP")

Definitive Schedule 14A

Filed March 23, 2007

File No. 1-07107

Dear Ms. Krebs:

I am in receipt of your letter dated January 8, 2008, regarding the subject filing and am responding on behalf of LP to comment one of your letter.1 I have included the comment in full below, followed by our response.

Annual Cash Incentive Awards, page 21

1.         We have considered your response to comment seven in our letter dated September 27, 2007. Please provide a more comprehensive analysis as to why disclosure of specific individual performance goals would cause you competitive harm and should be afforded confidential treatment. Your response should include a thorough and detailed analysis focusing on the specific facts and circumstances of your business and each performance goal.

Response: In light of comment seven of your letter dated September 27, 2007, the proxy statement for LP's 2008 annual meeting (the "2008 Proxy Statement") will contain additional detail regarding individual performance goals for 2007 under LP's Cash Incentive Plan. The 2008 Proxy Statement will include a description of each individual goal for LP's chief executive officer and for each other named executive officer listed in the summary compensation table. We have determined, however,

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By letter to you dated January 22, 2008, I previously responded on behalf of LP to comment two of your January 8 letter.

Ms. Kathleen Krebs

February 15, 2008

that disclosure of certain specific information set forth in the individual performance goals would cause LP competitive harm. Those specific items of information will be excluded from the descriptions of those goals in the 2008 Proxy Statement under Instruction 4 to Item 402(b) of Regulation S-K. Items of information that will be excluded are described below, along with a discussion of the specific competitive harms that LP could suffer if the information were disclosed.

Corporate-Wide Components of LP's Annual Budget. Certain individual performance goals for 2007 related to corporate-wide elements of LP's confidential annual budget for 2007. The following specific information will be omitted from the descriptions of those goals in the 2008 Proxy Statement:

•	LP's target level of EBITDA;
•	Budgeted maximum capital expenditures by LP;
•	Targeted returns on capital expenditures; and
•	Targeted returns on invested cash.

Disclosure of these key budget items could provide a competitor with insight as to LP's confidential business decisions regarding growth initiatives, product development, and strategic focus. For example, if a competitor knew that LP planned a sharp increase in capital expenditures in a particular year, that competitor could counter that strategic decision by increasing capital investments of its own or adjusting prices. In addition, LP's annual budget, and its earnings targets in particular, may reflect LP's internal assessments of the market for LP's products and general economic conditions. Competitors could extrapolate from that information for purposes of their own strategic planning.

Budget Items for Individual Business Units. Certain individual performance goals for 2007 related to budgets and projected financial performance for specific business units or product lines of LP. The following specific information will be omitted from the descriptions of those goals in the 2008 Proxy Statement:

•	Financial goals for LP's primary business unit, oriented strand board ("OSB"), including sales volume, cost of sales, and profitability;

Ms. Kathleen Krebs

February 15, 2008

•	Budgeted capital expenditure levels for OSB;

•	Targeted rate of return on capital expenditures for OSB; and

•	Sales, revenue, and earnings targets for business units other than OSB.

Budget information and projected financial performance for specific business units may reveal LP's strategic focus and its assessment of the relative strengths and prospects of its various business units. A competitor could use the information to anticipate where that competitor is likely to face the strongest competition from LP and to price its products, expand or contract its operations, and adjust allocations of resources accordingly.

New Facilities, Product Introductions, and Manufacturing Relationships. Certain individual performance goals for 2007 related to facilities or products expected be established or introduced in 2007. The following specific information will be omitted from the descriptions of those goals:

•	The operating budgets for three specific mill facilities expected to be established in 2007;

•	The operating budget for a specific mill facility joint venture;

•	The identity, budgeted capital expenditure levels, and start-up dates for facilities relating to specialty products;

•	The identity of a third party with which LP intended to enter into a manufacturing contract in 2007;

•	The target profits for a new product, TechShield; and

•	The name, location, and target cost of facilities to be established for production of existing products or transitioned to new products.

Again, budget information and other financial goals relating to specific products and facilities may enable a competitor to discern LP's

Ms. Kathleen Krebs

February 15, 2008

strategic focus and adjust its own expansion, marketing, pricing, and other strategic plans accordingly.

Targeted Cost Savings and Product Quality Standards. Certain individual performance goals for 2007 related to specific cost savings initiatives planned for 2007 or to measures of product quality. The following specific information will be omitted from the descriptions of those goals in the 2008 Proxy Statement:

•	Targeted cost savings anticipated by a continuous business improvement program referred to as Lean Six Sigma ("LSS") and the amount budgeted for investments in LSS;

•	A target amount of non-wood procurement savings;

•	Target amounts for reductions in wood yield, unscheduled down time for OSB operations, and amino resin cost savings; and

•	Targeted maximum number of product deficiencies and product claims.

The specific targets for cost savings may reveal LP's assessment of inefficiencies in its current business or anticipated future price changes based on the amount of cost savings. A competitor could, for example, adjust its prices or operations to take advantage of any inefficiencies or to anticipate and counter future price changes. Information regarding product quality could be used by a competitor to disparage LP's products.

Besides the potential competitive harm that LP could suffer if the information detailed above were disclosed, it is questionable whether any one item of information described above is material to LP's compensation program generally or even its Cash Incentive Plan in particular. Due to the large number of individual performance goals established for each named executive officer in 2007 (ranging from 12 to 20 goals per executive), each separate goal generally constitutes a relatively small percentage of the overall bonus opportunity for the executive. Moreover, in 2007 there were in fact no amounts paid with respect to any of the individual performance goals because a minimum earnings per share threshold (which will be specifically disclosed in the 2008 Proxy Statement) was not satisfied for the year.

Ms. Kathleen Krebs

February 15, 2008

Nonetheless, LP will summarize each individual performance goal in order to be responsive to comment seven of your letter dated September 27, 2007, excluding the information identified above due to its potential for causing competitive harm to LP. In addition, LP will indicate in the 2008 Proxy Statement how difficult the Compensation Committee believed it would be for the executive or LP to achieve the goals as to which specific thresholds or other information has been omitted.

Please feel free to call me at (503) 821-5103 if you have any questions regarding the information contained in this letter.

Very truly yours,

/s/ Anton C. Kirchhof

Anton C. Kirchhof

Corporate Secretary